EXHIBIT 99.1

HEXO to participate in the A.G.P.’s Virtual Fall Consumer Cannabis Conference

OTTAWA, Sept. 29, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) today announced that management will participate in A.G.P.'s Virtual Fall Consumer Cannabis Conference. Sebastien St-Louis, Chief Executive Officer, will participate on a panel on the Canadian market & the role of innovation to drive further growth on October 5th, 2021 at 10:00 a.m. ET.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. With the completion of HEXO’s recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit www.hexocorp.com.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com